EXHIBIT 99.1

Osisko Development Defines Continuity of Vein Corridors on Cariboo Gold Project

MONTREAL, Nov. 15, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corporation ("Osisko Development" or the "Company") is pleased to announce drilling results from the 2022 exploration and category conversion drill campaign at its 100%-owned Cariboo Gold Project ("Cariboo"), located in central British Columbia.

ACTIVITIES SUMMARY:

  6,500 meters of total infill drilling conducted in 2022 at the Lowhee Zone within Cariboo.
  27 holes drilled at the Lowhee Zone at closely spaced 12.5 meter intervals within the area proposed for the Cariboo bulk sample (the "Bulk Sample") and other nearby high priority areas (refer to Figures 1 to 3).
  10,000 tonnes of mineralized material available and targeted for the Bulk Sample, which is fully-permitted and benefits from a fully-constructed portal (Figure 4), which was excavated with the Company’s Roadheader.
  The objective of the Bulk Sample would be to demonstrate the effectiveness of the Company’s newly-constructed facility for sorting mineralized material ("Ore Sorting Facility"), which has been designed to seek to meaningfully increase head grade by pre-concentrating material and separating barren from mineralized material, which, if proven, could significantly reduce processing costs, energy costs and the overall environmental impact footprint (Figure 5).

ASSAY HIGHLIGHTS:

Final assay results of the drill campaign include holes BM-22-001 to BM-22-027. Detailed interval drill results and a drill hole location plan map are presented in Table 1 and 2, respectively, at the end of this news release. Selected assay highlights include:

  7.13 grams per tonne gold ("g/t Au") over 3.20 meters ("m") in hole BM-22-001
  32.88 g/t Au over 1.70 m in hole BM-22-003
  47.30 g/t Au over 0.50 m in hole BM-22-008
  18.66 g/t Au over 2.30 m in hole BM-22-010
  20.20 g/t Au over 0.75 m in hole BM-22-013
  16.82 g/t Au over 1.30 m in hole BM-22-014, including 42.50 g/t Au over 0.50 m
  19.20 g/t Au over 0.50 m in hole BM-22-015
  55.20 g/t Au over 0.50 m in hole BM-22-018
  7.92 g/t Au over 4.85 m in hole BM-22-018
  18.06 g/t Au over 2.30 m in hole BM-22-019, including 33.90 g/t Au over 0.50 m
  8.07 g/t Au over 4.20 m in hole BM-22-020
  14.63 g/t Au over 2.35 m in hole BM-22-022
  11.91 g/t Au over 6.60 m in hole BM-22-022, including 50.30 g/t Au over 0.50 m
  17.79 g/t Au over 2.70 m in hole BM-22-023
  8.32 g/t Au over 6.00 m in hole BM-22-024
  36.40 g/t Au over 0.60 m in hole BM-22-025
  62.30 g/t Au over 0.50 m in hole BM-22-025
  7.13 g/t Au over 4.10 m in hole BM-22-026
  46.00 g/t Au over 1.00 m in hole BM-22-027

Bulk Sample and Ore Sorting Facility Update

The Bulk Sample, which is fully-permitted for 2,200 meters of development, is planned to be conducted at the Lowhee Zone within Cariboo. The Lowhee Deposit hosts indicated mineral resources totaling 188,000 ounces of gold ("oz Au") (1.60 million tonnes grading 3.6 g/t Au) and inferred mineral resources totaling 59,000 oz Au (0.52 million tonnes grading 3.5 g/t Au). For further information please see the Company's news release dated May 24, 2022 and the Cariboo Technical Report (as defined herein). The Cariboo Technical Report includes statements in relation to mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is intended that 10,000 tonnes of mineralized material will be extracted for the bulk sample from the Lowhee Zone using a completed portal allowing mining access. The Company then intends to process the mineralized material through its Ore Sorting Facility, which is designed to separate the sandstone (unmineralized waste) from the gold-associated pyrite quartz veins based on density. Figure 5 is an infographic illustrating the Ore Sorting process and click below for a video on the ore sorter, also on the Company website.

The Ore Sorting Facility employs low-cost, durable and energy efficient technology, that has been used for decades in numerous industrial applications, including in recycling and food waste sectors. The Company has already conducted testing on more than 5 tonnes of material, including from the Lowhee Zone, which has demonstrated that the mineralogy at the Cariboo Gold Project is well-suited to this sorting technology. The testing conducted to date has resulted in recoveries of gold averaging an estimated 93.9% and a separation of 57.4% of the waste material. In simple terms, the technology could, if proven, be expected to significantly increase the grade of the material to the mill and substantially reduce the volume of material processed to simultaneously increase grade while reducing costs.

Sean Roosen, CEO of Osisko Development, commented, "It is sometimes difficult to communicate to the market the effectiveness of the Ore Sorting Technology being implemented at the Cariboo Gold Project. Based on the results to date, which we hope to further validate by our bulk sample once conducted, we could potentially remove over 50% of our waste material at minimal cost to focus our processing efforts on the mineralized material in the high-grade veins. The reason why Cariboo is so conducive to this technology is because the resource is comprised of two very different types of rock. Sandstone, which does not contain gold, is low density. Whereas, our gold is contained uniquely within pyrite hosted in quartz veins, which is very high density. The simplest analogy I’ve been able to come up with so far is that our rock is like a chocolate chip cookie and all we want are the chocolate chips. Once we crumble the cookies, the ore sorter takes care of separating the chocolate chips from the crumbled cookie."

A visual video representation of the ore sorter technology may be viewed HERE or by accessing the following link: https://youtu.be/RKemT1H33EE.

Vein Corridors

Vein Corridors of the Cariboo Gold Project mineral resource are defined as a high-density network of mineralized quartz veins hosted within unmineralized sandstone. Individual mineralized veins within these corridors have widths varying from centimeters to several meters and strike lengths from a few meters to over 50 meters. These corridors have been defined from surface to a vertical depth averaging 300 meters and remain open for expansion at depth and along strike. Gold grades are intimately associated with quartz vein-hosted pyrite as well as pyritic, intensely silicified wall rock haloes in close proximity to the veins.

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/81a35c99-1da6-4686-9da0-8f32dff31f63

Figure 2 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7a5a388c-10c7-4413-8769-6d5e1daa55dc

Figure 3 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9c59ff15-f8b3-46c5-b3b9-dff2b52bb8ad

Figure 4 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d7e002d3-8a6a-4b3d-bdd7-8bb45760ea8d

Figure 5 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/33024f6b-23e1-4604-9a22-fc6b29bb0c8c

Table 1: Cariboo Gold Project 2022 Length Weighted Drill Hole Gold Composites

Hole ID		From (m)	To (m)	Length (m)	Gold (g/t)
BM-22-001		228.70	229.20	0.50	3.62
		233.40	236.60	3.20	7.13
	Including	234.55	235.15	0.60	22.90
	and	236.10	236.60	0.50	10.90
		243.20	243.70	0.50	4.71
BM-22-002	No Significant Assays
BM-22-003		210.00	211.70	1.70	32.88
BM-22-004		211.70	212.70	1.00	4.47
BM-22-005		228.00	228.75	0.75	3.17
BM-22-006		187.85	192.00	4.15	4.53
	Including	187.85	188.35	0.50	15.35
	and	190.50	192.00	1.50	6.15
		196.30	196.80	0.50	6.82
BM-22-007	No Significant Assays
BM-22-008		196.25	196.75	0.50	37.40
		223.20	223.70	0.50	47.30
		237.60	238.10	0.50	15.00
		241.25	241.75	0.50	4.55
		248.20	248.80	0.60	5.49
BM-22-009		234.00	234.75	0.75	3.61
BM-22-010		200.00	201.00	1.00	7.23
		210.75	213.05	2.30	18.66
		233.10	234.00	0.90	9.63
		254.60	255.10	0.50	120.50
		294.60	295.10	0.50	15.10
BM-22-011		183.10	183.85	0.75	3.01
BM-22-012		284.50	285.00	0.50	2.67
BM-22-013		202.90	203.80	0.90	4.85
		234.75	235.50	0.75	20.20
		263.00	263.50	0.50	30.70
		265.10	265.80	0.70	2.88
BM-22-014		228.00	229.30	1.30	16.82
	Including	228.80	229.30	0.50	42.50
		259.70	260.90	1.20	4.72
	Including	260.40	260.90	0.50	8.54
BM-22-015		241.60	244.00	2.40	4.63
	Including	243.50	244.00	0.50	19.20
BM-22-016		50.00	50.50	0.50	17.05
		62.50	63.00	0.50	8.08
		79.20	80.50	1.30	9.99
		100.00	100.50	0.50	16.45
		114.50	115.00	0.50	7.65
		129.30	130.00	0.70	5.80
		166.50	170.50	4.00	3.25
	Including	167.70	168.20	0.50	12.15
	and	170.00	170.50	0.50	6.74
		184.50	185.00	0.50	12.60
BM-22-017		32.30	33.00	0.70	9.38
		69.00	70.00	1.00	8.74
		80.10	81.30	1.20	7.28
		125.00	125.50	0.50	4.73
BM-22-018		28.00	28.50	0.50	3.80
		50.00	50.50	0.50	5.88
		57.50	60.00	2.50	2.72
		57.50	58.00	0.50	9.34
		64.00	64.50	0.50	4.05
		67.90	68.40	0.50	3.48
		73.00	73.70	0.70	13.55
		98.50	99.00	0.50	55.20
		120.75	121.25	0.50	6.25
		127.00	127.60	0.60	7.00
		133.00	135.00	2.00	9.88
	Including	133.00	133.70	0.70	22.70
		162.90	163.50	0.60	36.40
		166.50	167.00	0.50	10.50
		205.90	210.75	4.85	7.92
	Including	205.90	206.40	0.50	21.70
	and	207.00	207.50	0.50	7.30
	and	209.35	210.00	0.65	19.00
	and	210.00	210.75	0.75	15.05
		216.00	216.50	0.50	5.02
		224.20	224.80	0.60	3.17
BM-22-019		14.30	14.80	0.50	4.31
		64.50	66.00	1.50	15.45
		77.60	78.20	0.60	8.56
		115.00	115.50	0.50	4.60
		131.50	133.80	2.30	18.06
	Including	131.50	132.30	0.80	19.30
	and	132.80	133.30	0.50	12.95
	and	133.30	133.80	0.50	33.90
		142.00	143.00	1.00	6.02
		209.20	209.70	0.50	4.61
BM-22-020		15.40	16.35	0.95	14.30
		64.70	65.20	0.50	5.83
		75.00	77.00	2.00	6.12
	Including	75.70	76.50	0.80	9.10
	and	76.50	77.00	0.50	8.44
		101.70	103.00	1.30	8.98
		136.00	140.20	4.20	8.07
	Including	136.00	136.50	0.50	29.00
	and	137.50	138.00	0.50	9.25
	and	138.50	139.00	0.50	20.20
BM-22-021		14.50	15.00	0.50	16.10
		38.20	38.70	0.50	27.00
		42.00	42.50	0.50	8.58
		55.10	55.70	0.60	24.80
		58.50	61.25	2.75	2.66
	Including	58.50	59.00	0.50	10.40
		63.00	63.60	0.60	11.15
		84.75	86.30	1.55	6.34
	Including	84.75	85.70	0.95	9.77
		94.50	95.20	0.70	5.70
BM-22-022		50.35	50.85	0.50	7.28
		61.00	63.35	2.35	14.63
	Including	62.00	63.35	1.35	18.15
		73.40	73.90	0.50	3.19
		94.40	97.50	3.10	4.64
	Including	94.40	95.30	0.90	11.25
	and	97.00	97.50	0.50	8.07
		136.15	136.75	0.60	4.25
		142.00	142.60	0.60	35.90
		146.40	153.00	6.60	11.91
	Including	146.40	147.30	0.90	32.20
	and	147.30	148.50	1.20	11.05
	and	150.50	151.00	0.50	16.50
	and	152.50	153.00	0.50	50.30
		156.30	156.80	0.50	3.17
		192.70	193.70	1.00	4.59
BM-22-023		50.60	51.10	0.50	11.75
		69.00	70.00	1.00	16.97
	Including	69.00	69.50	0.50	25.30
		121.50	122.60	1.10	12.43
	Including	121.50	122.00	0.50	23.30
		141.60	144.30	2.70	17.79
	Including	141.60	142.20	0.60	36.10
	and	142.20	142.80	0.60	38.20
		146.40	147.00	0.60	2.91
		148.70	149.40	0.70	3.54
		169.00	170.00	1.00	3.81
		178.80	182.70	3.90	2.22
		201.50	202.10	0.60	2.36
		216.50	218.00	1.50	2.86
BM-22-024		49.00	55.00	6.00	8.32
	Including	49.00	49.70	0.70	14.75
	and	50.50	51.50	1.00	16.65
	and	51.50	52.40	0.90	19.20
		75.00	78.25	3.25	7.60
	Including	76.00	76.70	0.70	25.00
	and	76.70	77.25	0.55	8.18
		88.30	90.00	1.70	2.37
		93.50	95.00	1.50	10.66
	Including	94.00	95.00	1.00	13.90
		141.50	142.00	0.50	5.60
		157.00	157.50	0.50	2.77
		163.10	163.60	0.50	10.05
		166.60	167.10	0.50	15.60
BM-22-025		34.20	34.90	0.70	10.45
		67.50	69.30	1.80	7.52
	Including	68.80	69.30	0.50	23.30
		118.70	119.20	0.50	4.24
		127.60	129.60	2.00	2.64
	Including	129.00	129.60	0.60	6.14
		181.20	181.80	0.60	36.40
		201.00	208.50	7.50	5.55
	Including	204.50	205.00	0.50	62.30
	and	207.00	207.50	0.50	7.39
	and	207.50	208.50	1.00	4.96
BM-22-026		33.00	33.70	0.70	5.28
		63.30	64.00	0.70	3.04
		95.60	99.70	4.10	7.13
	Including	95.60	96.10	0.50	10.40
	and	98.50	99.20	0.70	15.15
	and	99.20	99.70	0.50	23.90
		174.00	174.50	0.50	10.40
		205.00	213.50	8.50	2.24
	Including	205.00	205.50	0.50	4.91
	and	206.30	207.00	0.70	7.00
	and	207.00	207.50	0.50	4.93
	and	212.50	213.00	0.50	11.20
BM-22-027		49.60	58.50	8.90	5.69
	Including	50.30	51.30	1.00	46.00
		121.15	121.90	0.75	6.08
		186.30	186.85	0.55	10.05
		214.50	215.00	0.50	4.06

Notes:
True widths are estimated to be between 60% to 75% of reported core length intervals. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays. Drill hole locations are listed in Table 2.

Table 2: Drill Hole Locations and Orientations

HOLE ID	EASTING	NORTHING	ELEV	DIP	AZI	DEPTH (M)
BM-22-001	596612	5882895	1459	-53	291	261
BM-22-002	596613	5882895	1459	-56	292	216
BM-22-003	596613	5882894	1459	-60	290	222
BM-22-004	596605	5882847	1464	-49	305	225
BM-22-005	596608	5882849	1473	-51	302	252
BM-22-006	596610	5882847	1471	-56	304	252
BM-22-007	596608	5882849	1471	-58	301	156
BM-22-008	596608	5882848	1469	-60	301	264
BM-22-009	596608	5882849	1470	-62	308	261
BM-22-010	596607	5882849	1466	-55	293	330
BM-22-011	596607	5882849	1465	-57	288	309
BM-22-012	596608	5882849	1465	-60	291	309
BM-22-013	596607	5882849	1465	-61	297	270
BM-22-014	596607	5882849	1464	-61	306	306
BM-22-015	596606	5882850	1466	-60	312	276
BM-22-016	596544	5882725	1466	-44	285	243
BM-22-017	596544	5882725	1465	-48	300	231
BM-22-018	596544	5882725	1466	-44	299	231
BM-22-019	596540	5882692	1465	-63	278	216
BM-22-020	596540	5882693	1465	-44	280	207
BM-22-021	596540	5882694	1465	-60	262	183
BM-22-022	596540	5882696	1465	-50	287	240
BM-22-023	596544	5882722	1464	-50	287	240
BM-22-024	596544	5882723	1465	-57	295	180
BM-22-025	596546	5882816	1454	-44	291	222
BM-22-026	596547	5882817	1454	-44	300	237
BM-22-027	596546	5882817	1453	-44	309	225

Qualified Persons

The scientific and technical information contained in this news release has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), and has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Technical Reports

Information relating to the Mineral Resource Estimate is supported by the technical report titled "NI 43-101 Technical Report, Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada", dated June 22, 2022 (with an effective date of May 24, 2022) prepared for the Company by representatives of BBA Engineering Ltd., InnovExplo Inc., SRK Consulting (Canada) Inc., WSP Canada Inc. (WSP Golder), WSP USA Inc. (WSP Golder), Klohn Crippen Berger and Falkirk Environmental Consultants Ltd. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently stored on site at a secured facility in Wells, British Columbia. Numbered security tags are applied to lab shipments for chain of custody requirements. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo., of Analytical Solutions Ltd.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000 gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

About Osisko Development Corp.

Osisko Development Corp. (NYSE: ODV, TSXV: ODV) is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its 100% ownership of the San Antonio gold project, located in Sonora, Mexico and the Tintic Project, located in Utah, U.S.A.

For further information, please contact Osisko Development:

Philip Rabenok
Director, Investor Relations
Email:
prabenok@osiskodev.com
Tel: +1 (437) 423-3644

Forward Looking Statements

Certain statements contained in this news release may be considered forward-looking information and/or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be considered forward-looking statements.

In this news release, forward-looking statements relate, among other things, to: the prospects, projections and success of the Corporation; the ability of the Company to complete the Bulk Sample; the ability of the Company to demonstrate the effectiveness of the Ore Sorting Facility, including the technology proposed to be used; the benefits (if any) of the Ore Sorting Facility on reducing processing costs, increasing gold recoveries and reducing waste materials; our ability to define grade continuity within the mineralized vein corridors; future gold productions; the ability of exploration results (including drilling) to accurately predict mineralization; future mining activities; the ability of Osisko Development to identify mineral resources at our properties; the ability of Osisko Development to expand mineral resources beyond current mineral resource estimates; the ability to adapt to changes in gold prices; estimates of costs, estimates of planned exploration and development expenditures; the ability of Osisko Development to obtain further capital on reasonable terms; the profitability of our mining operations; Osisko Development being well-positioned as a gold development company in Canada, U.S.A. and Mexico; indicative valuations; expected investor returns; mineral inventory; and estimates of gold prices. All forward-looking statements entail various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information.

Although Osisko Development believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. These uncertainties and risks relate, among other things, to: the Company's ability to complete the Bulk Sample, including its ability to fund such work; the effectiveness of unproven technology or technological processes at Cariboo; the ability of exploration activities (including drill results) to accurately predict mineralization; the ability to realize upon geological modelling; the ability of Osisko Development to complete further exploration activities, including drilling; property interests in the assets of Osisko Development; the ability of the results of exploration activities; risks relating to mining activities; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in international, national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko Development cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements in this news release concerning Osisko Development, please refer to the public disclosure record of Osisko Development, including the restated annual information form of Osisko Development for the year ended December 31, 2021 as amended, and the most recent annual and interim financial statements and related management's discussion and analysis of Osisko Development, which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Osisko Development's issuer profile. The forward‐looking statements in this news release reflect management's expectations as of the date of this news release and are subject to change after such date. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S. Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.